Filed by: Cabot Oil & Gas

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy

Commission File Number: 001-31446

•	Hi everyone. Our legal team has asked that I remind you that this message contains forward-looking statements about the planned transaction and its effects. Please refer to our Form 8-K filed with the SEC today for information about our forward-looking statements.

•	I wanted to take a few minutes today to talk to you about the exciting news we announced this morning.

•	We have entered into a definitive agreement with Cimarex to combine in an all stock merger of equals.

•	This is a major milestone for Cabot, and I want to talk about the compelling benefits of the combination for our investors, employees and stakeholders.

•	As you may know, Cimarex is an oil and gas exploration and production company with principal operations in the Permian Basin and Mid-Continent areas.

•	Cimarex has experienced management and operating teams.

•	One of the things that has been apparent through our discussions with Cimarex in making this merger happen is that we both put the safety of employees first.

•	The combination of Cimarex’s top-tier oil portfolio with our natural gas assets in the Marcellus Shale will create a diversified E&P leader that is positioned to drive enhanced cash flow generation and returns for investors through market cycles.

•	So why we are doing this?

•	First, you should know that we are doing this transaction from a position of strength. Thanks to your hard work, over the past few years, we have successfully executed our operating plan to drive sustainable free cash flow and shareholder value creation.

•	And while we have made important progress, we have long understood the long-term benefits of expanding geographically beyond the Marcellus Shale and adding more scale to our operations.

•	This transaction does all of that.

•	With Cimarex, we will build on our success to date, accelerate our strategy and create an industry leading operator with the size, scale and financial position to thrive in today’s market and beyond, across commodity price cycles.

•	Together, we will have more geographic and asset diversity, with scale and strong positions in the premier oil and gas basins in the United States.

•	With the addition of Cimarex’s oil assets in the Permian and Anadarko Basins to our natural gas portfolio in the Marcellus Shale, we will be more resilient and better positioned to continue delivering strong results through market cycles.

•	As a combined business, we intend to execute a prudent strategy built on disciplined capital investment, strong cash flow generation and increasing returns to shareholders.

•	We expect to have a strong financial foundation, which will underpin everything we do. In fact, the combination of this business is expected to have one of the strongest balance sheets in our industry.

•	Importantly, ensuring the health and safety of our employees, as well as protecting the environment and the communities in which we live and operate, will remain top priorities.

•	We have made significant advances in our environmental, social and governance practices and disclosures. As a combined business, we will build on our ESG commitments and work to advance the benefits of cleaner energy.

•	In short, this transaction builds on and accelerates the strategy we have been executing. We will be well positioned to deliver long-term value creation for our shareholders, employees and other stakeholders.

•	Now let me take a moment to talk about what all of this means for our business and for you.

•	First, it is business as usual. The transaction is expected to close in the fourth quarter of this year. Until then, we will continue to operate as a standalone company.

•	The best thing we can do is stay focused on working safely and conducting our day-to-day responsibilities.

•	In terms of bringing our companies together, we are creating an integration team made up of leaders from both Cabot and Cimarex. This team will put together a detailed and thoughtful integration plan that we can begin to implement once the transaction is closed.

•	There are a number of decisions that need to be determined, including the name of the combined business. But there are a few key things that we can tell you today.

•	First, upon the closing of the transaction, I will serve as Executive Chair of the Board of the newly combined business and Cimarex’s President and Chief Executive Officer, Tom Jorden, will serve as Chief Executive Officer.

•	We plan to be headquartered in Houston and maintain our Pennsylvania regional and field offices in both Pittsburgh and Montrose, and GDS office.

•	As I said, today’s announcement is just the start of this process. We will provide updates as we make progress.

•	While we may not have all of the answers quite yet, our commitment to you is that we will answer your questions as completely as possible, as soon as we can.

•	Over the course of the integration planning process, we will be communicating with all of you to provide updates on our progress.

•	We understand that many of you have questions about the transaction. Please feel free to reach out to your manager with any questions, and we’ll do our best to answer them.

•	Before I close, there are a few key things I want to emphasize:

•	First, this transaction sets us up to succeed, not just this year, not just in 2022, but for the years to come. Together with Cimarex, we will build on our strong, efficient operations to drive cash flow and deliver returns for shareholders through market cycles.

•	Second, we chose to combine with Cimarex because of our similar strategies and, even more importantly, because of our similar safety-first cultures.

•	Finally, your hard work and commitment to working safely is what has enabled us to reach this point from a position of strength. Our employees will continue to be the drivers of our company’s success.

•	In the coming days, Cimarex CEO, Tom Jorden, will be hosting a virtual meeting to introduce himself and discuss more about the benefits of the transaction.

•	I look forward to continuing to update you on our progress as we move forward with this exciting and value-creating transaction.

•	In the meantime, let’s keep up the great work that you’ve been doing every day. Thank you very much!

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “outlook,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cabot’s and Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cabot and Cimarex, including future financial and operating results; Cabot’s and Cimarex’s plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the transaction; the expected timing and amount of any future dividends; and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, the achievement of synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Cabot and Cimarex stockholder approvals; the risk that Cabot or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger; the risk that an event, change or other circumstances could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the length of time necessary to close the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cabot’s common stock or Cimarex’s common stock; the risk of litigation related to the proposed transaction; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to well spacing, hydraulic fracturing, natural gas flaring or other oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the volatility in commodity prices for crude oil and natural gas; the continuing effects of the COVID-19 pandemic and the impact thereof on Cabot’s and Cimarex’s businesses, financial condition and results of operations; actions by, or disputes among or between, the Organization of Petroleum Exporting Countries and other producer countries; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; drilling and operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Cabot’s and Cimarex’s businesses. In addition, the declaration and payment of any future dividends, whether regular base quarterly dividends, variable dividends or special dividends following completion of the proposed transaction, will depend on the combined business’ financial results, cash requirements, future prospects and other factors deemed relevant by the board of directors of Cabot (as then constituted). These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Cabot’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on Cabot’s website at www.cabotog.com/investor-relations and on the SEC’s website at http://www.sec.gov; and (2) Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, which are available on its website at www.cimarex.com/investor-relations and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Cabot intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. Each of Cabot and Cimarex may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Cabot or Cimarex may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Cabot and Cimarex. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Cabot, Cimarex and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations or by contacting Matt Kerin by email at matt.kerin@cabotog.com or by phone at 281-589-4642. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.